

December 20, 2012

Via E-Mail
Mr. Steven H. Eklund
Chief Financial Officer
Respect Your Universe, Inc.
5940 South Rainbow Blvd.
Las Vegas, NV 89118

> **Re:** **Respect Your Universe, Inc.**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed March 12, 2012**
> **Form 10-Q for the Nine Months Ended September 30, 2012**
> **Filed November 19, 2012**
> **File No. 333-166171**

Dear Mr. Eklund:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011
Notes to Financial Statements, page F-6
Note 6. Stockholders' Equity (Deficit), page F-14

Warrants, page F-17

1. Please provide draft disclosure to be included in future filings that discusses the terms of your warrant agreements. We note you issued approximately 5.5 million warrants in 2011 and continued to issue a significant amount of warrants in 2012. Your disclosure should describe the terms, including exercise price and settlement provisions for each warrant issuance. Further tell us how your accounting for and classification of these warrants complies with ASC 815-40.

2.   Tell us where in EDGAR you have filed these warrant agreements as exhibits. If not filed, please file these agreements as exhibits in your next periodic report or tell us why you believe filing these agreements is not required under Item 601 of Regulation S-K.

Form 10-Q for the Nine Months Ended September 30, 2012
Financial Statements, page 3
Statement of Operations, page 4

3.   We note your product creation costs and product creation costs- related party balances recorded as operating expenses on your statement of operations for the three and nine months ending September 30, 2012. We further note you describe these expenses as "product design and creation costs which include fees and share-based compensation paid to contractors for the design, development, merchandising and sourcing of the Company's product lines." Considering the material nature of these expenses to your operations, tell us how you determined classifying these costs as operating rather than cost of sales is appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brian McAllister, Staff Accountant at (202) 551-3341 or Melissa N. Rocha, Accounting Branch Chief at (202) 551-3854 if you have questions regarding the comments. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining